VIA EDGAR
March 16, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals Form 10-K for the fiscal year ended September 30, 2006 File No. 001-15803
Dear Mr. Rosenberg:
Thank you for your comment letter of February 2, 2007 on our Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 30, 2006 (the “Comment Letter”). We submit to you the following information in response to the Comment Letter. For your convenience, we have repeated each comment and set forth our response immediately after each comment.
We evaluated the facts, circumstances and the proper accounting for each significant new issue or transactions in the period in which it occurs. Where appropriate, we consulted with our outside advisors regarding such research to aid us in reaching our conclusion. In the responses presented below, we have attempted to summarize our research and conclusions in a way we trust will be responsive to the staff’s questions and comments.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies, page F-8

Change in Accounting for Patent-Related Costs, page F-10
1.	Please tell us how your classification of external legal costs as research and development expenses complies with paragraph 10(i) of SFAS 2 that would appear not to allow this classification.
Response
We believe our patent legal costs meet the definition of Research and Development as described in paragraph 8 of SFAS 2, because our patent legal costs are incurred almost exclusively in connection with securing patent protection for new technologies that are not yet approved for commercialization in the jurisdictions related to the patent application.
Nevertheless, we acknowledge the Staff’s preference in our circumstances that these costs be classified as SG&A costs. In light of the relative immateriality of these costs, (accounting for less than 2% of total R&D costs), we agree to classify such costs as SG&A in all future filings beginning with the quarterly report on Form 10-Q for the quarter ending March 31, 2007.

Note 4. Alamo Acquisition, page F-19
2.	Please provide us in disclosure type format a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.
Response
The intention of the Alamo acquisition was to support Avanir’s strategic plan to become a fully integrated pharmaceutical company. Such factors as the following contributed to the recognition of goodwill:
•	As part of the transaction, a highly trained and skilled workforce with an established commercial organization was acquired, which was expected to provide Avanir with the opportunity to cross-sell future Avanir products.

•	The transaction places Avanir in a position of market recognition as a provider of treatment for schizophrenia. This positioning was expected to afford Avanir the opportunity to acquire new customers in the future that it would not otherwise acquire.

•	The market position achieved through the transaction was also expected to provide Avanir with the ability to license and sell new products into the market as older products are phased out and/or replaced.
3.	Please more fully explain to us why no goodwill was recognized in the initial purchase price allocation that was subsequently revised to $22 million or 76% of the purchase price. Tell us how you initially valued each separately identified intangible (product rights, customer relationships, trade name, non-compete agreement, in-process research and development) and what assumptions changed later to result in a significantly lower amount for each intangible.

Response
The fair values of the assets acquired and liabilities assumed were determined on a preliminary basis as of the date of the acquisition, May 24, 2006. At June 30, 2006, the end of our third quarter of fiscal 2006, management was still reviewing the preliminary allocation and was analyzing the results. As disclosed in our June 30, 2006 Form 10Q, we made a preliminary allocation of a substantial portion of the purchase price to the rights associated with Alamo’s principal product, Fazaclo. We did not initially estimate or allocate significant value to customer relationships, trade name or non-compete agreements. Such estimates were based on our initial preliminary analysis that we recognized at the time would require further refinement. We completed our final analysis in the fourth fiscal quarter after receipt of a third party valuation report on the acquired intangibles. As a result, we finalized our allocation and substantially reduced amounts allocated to identifiable intangible assets. The principal changes in assumptions that led to these allocation changes were to the discount rate and weighted-average cost of capital.
Through this independent report and management’s review, the following were considered and affected the preliminary allocation:
•	A Business Enterprise Valuation was performed to reconcile the overall business to the consideration paid in the transaction.

•	The intangible value was ascribed to several technology assets and an investigation was performed regarding the possible presence of additional intangible assets, such as:
•	Assembled Workforce;

•	Customer relationships;

•	Trade Name;

•	Non-compete agreements;

•	Software registry;

•	Goodwill.
The results of the analysis lead to the proper identification of the intangible assets present in this transaction based on the application of widely accepted valuation methods for each of the identified intangible assets. Further, the analysis provided for a reconciliation of the assets to the overall enterprise value, which was consistent with the purchase price in the transaction.
The overall business enterprise valuation was the foundation of the analysis. It was performed to reconcile the overall business cash flows back to the consideration paid in the transaction. The identified intangible assets were then valued, based on accepted valuation methodologies for these assets, and appropriate discount rates used, when considering the relative risk level of the asset to the overall business and to other intangible assets. Finally, goodwill was determined as the residual after deducting the identified tangible and intangible assets from the purchase consideration. We have disclosed this information in our December 31, 2006 Form 10Q.

Note 13. Net Deferred Revenues, page F-29
4.	Please provide us in disclosure type format the amounts of estimated rebates, returns and charge-backs that are included in the $3.9 million deferred revenues from FazaClo product shipments. Regarding the amount of returns, tell us why you believe your estimate is reasonable considering the reason for deferring the revenue is due to your inability to reasonably estimate future returns.
Response
Net deferred FazaClo product revenues from date of acquisition to September 30, 2006 were as follows:

Gross sales	$6,466,241
Less product sales allowances:
Prompt payment discount	53,920
Medicaid and Managed care rebates	1,293,248
Charge backs	1,034,598
Returns	129,325

Net deferred revenues	$3,955,150

The company used its best efforts to develop an estimate of expected future returns for purposes of establishing the liability at September 30, 2006. We concluded that the reliability threshold of those estimates was not sufficient for revenue recognition purposes at that time. Even though the available information about potential returns was not sufficiently reliable to recognize revenue, the company believed it was appropriate to use its best estimate of returns in recording deferred revenue. In this way, investors would have management’s best estimate of the amount of revenue that was expected to be ultimately recognized. The total amount of estimated rebates, discounts, charge-backs and returns were reclassified from deferred revenue to accrued expenses. Because no revenue had been recognized from the sale of FazaClo through September 30, 2006, this reclassification had no effect on the company’s net loss.
Our understanding is that the definition of “reasonable estimate” for revenue recognition purposes is not the same as the definition of reasonable estimates that we use for accruing expenses or loss contingencies. While SFAS 48 uses the phrase “reasonable estimate”, it also clearly indicates that certain specific factors may impair a company’s ability to make a “reasonable estimate”. The SEC staff emphasized this point in SAB 104. Thus, SFAS 48 appears to establish a higher threshold for defining “reasonable estimate” than is generally true for accruals or contingencies. For example, SFAS 5 also uses the phrase “reasonably estimated” but, by virtue of FIN 14, we know that reasonable estimates for loss contingencies can include a wide range of amounts. Paragraph 1 of FIN 14 says, “In some situations, .. a range of loss can be reasonably estimated but no single amount with the range appears at the time to be a better estimate than any other amount within the range.” FIN 14 states that when no single amount in a range is a better estimate than any other amount in the range, the lowest amount in the range should be accrued. That concept is arguably inappropriate for purposes of determining whether revenue can be recognized. Thus, while at the time we felt we had not yet developed a sufficiently reliable estimate for purposes of recognizing revenue, we believed that it was appropriate to provide available information for purposes of presenting the best estimate of net deferred revenue to investors.
We note that we subsequently developed an estimate based on more complete data that we deemed to be sufficiently reliable such that we began to recognize revenue on sales of FazaClo commencing with the quarter ended December 31, 2006.

Note 17. Research and Licensing Agreements, page F-42
5.	Please provide us in disclosure type format a description of those events that will result in the milestone payments under the Eurand agreement. Please include the length of the Eurand and CIMA Labs agreements as well as the termination provisions.
Response
Eurand Agreement
Beginning with the March 31, 2007 Form 10Q, we will include the following in our disclosures:
“We will be required to make payments of up to $7.6 million, contingent upon achievement of certain development milestones, and up to $14.0 million, contingent upon achievement of certain sales targets. Development milestone events include program initiation, delivery of prototypes, delivery of clinical trial material for phase 1, achieving target PK Profile in the pilot clinical study, delivery of clinical trial material for phase 3, filing of the first NDA for the Product with the FDA, completion of manufacturing validation and approval of the NDA with the FDA. Payment target milestones are $2.0 million upon achieving $100 million of U.S. net revenues, $4.0 million upon achieving $200 million of U.S. net revenues and $8.0 million upon achieving $400 million of U.S. net revenues. The agreement remains in effect on a country by country basis for the longer of 10 years after first commercial sale or the life of any Eurand patent, unless earlier terminated in accordance with the agreement. The Company may terminate the agreement upon 30 days notice in the event the company receives a response from the FDA that is something other than an unconditional approval. Upon expiration of the agreement the Company shall own a fully-paid irrevocable license.”

CIMA Agreement
“The CIMA agreement extends through the life of the longest patent. Currently the patent that relates to the OraSolv formulation expires in 2010 and the patent that relates to PakSolv expires in 2018. If we are successful in achieving approval of the DuraSolv formulation the life would extend to 2019. The agreement terminates for insolvency by either party, with 60-day notice if certain terms of the agreement are not met, with 60-days notice if we fail to pay royalties, and CIMA can terminate region-by-region if Alamo/Avanir does not commercialize in other regions.”

Note 19. Related Party Transactions, page F-47
6.	Please confirm that in the future filings you will include the amounts that might be paid to CNS under the agreement as well as a discussion of the events that would trigger the payments under this agreement. Please note that you had confirmed in your February 27, 2006 response to our comment letter of February 10, 2006 on your Form 10-K for the fiscal year ended September 30, 2005 that this information would be included in the notes to financial statements as well as the discussion of contractual obligations.
Response
The company sincerely regrets the inadvertent omission of the additional information related to this item. We assure the Staff that in all future filings we will include the following disclosure:
Zenvia License Milestone Payments. We hold the exclusive worldwide marketing rights to Zenvia for certain indications pursuant to an exclusive license agreement with the Center for Neurologic Study (“CNS”). We will be obligated to pay CNS up to $400,000 in aggregate in milestone payments to continue to develop Zenvia for both IEED/PBA and neuropathic pain, assuming they are both approved for marketing by the FDA. We are not currently developing, nor do we have an obligation to develop, any other indications for Zenvia under the CNS license agreement. In fiscal 2005, we paid $75,000 to CNS under this agreement, and we will need to make a $75,000 milestone payment to CNS if the FDA approves Zenvia for the treatment of IEED/PBA. In addition, we are obligated to pay CNS a royalty on commercial sales of Zenvia with respect to each indication, if and when the drug is approved by the FDA for commercialization. Under certain circumstances, we may have the obligation to pay CNS a portion of net revenues received if we sublicense Zenvia to a third party.
Under our agreement with CNS we are required to make payments on achievements of up to a maximum of ten milestones, based upon five specific medical indications. Maximum payments for these milestone payments could total approximately $2.1 million if we pursued the development of Zenvia for all of the licensed indications. Of the clinical indications that we currently plan to pursue, expected milestone payments could total

$800,000. In general, individual milestones range from $150,000 to $250,000 for each accepted NDA and a similar amount for each approved NDA. In addition we are obligated to pay CNS a royalty ranging from approximately 5% to 7% of net revenues.

* * *
Additionally, per the request in the Staff’s letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Martin J. Sturgeon
Martin J. Sturgeon
Chief Accounting Officer

cc:	Vanessa Roberston, Staff Accountant (via facsimile 202-551-3649)
Lisa Vanjoske, Assistant Chief Accountant (via facsimile 202-551-3649)
Stephen G. Austin, Chairman of Avanir Pharmaceuticals Audit Committee